

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2018

Deanna H. Lund
Chief Financial Officer
Kratos Defense & Security Solutions, Inc.
4820 Eastgate Mall, Suite 200
San Diego, CA 92121

> **Re: Kratos Defense & Security Solutions, Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **Form 8-K as of May 10, 2018**
> **Filed May 10, 2018**
> **Form 10-Q for the Quarterly Period Ended April 1, 2018**
> **Filed May 10, 2018**
> **File Nos. 001-34460**

Dear Ms. Lund:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed May 10, 2018

Exhibit 99.1
General, page 1

1. Please revise future earnings releases to present the most directly comparable GAAP measure with equal or greater prominence than the non-GAAP measure. For example, in the second paragraph you discuss comparative revenues and then discuss comparative adjusted EBITDA and adjusted EBITDA margin without discussing net income and net margin with prominence. Please review your entire furnished document for similar

changes. Refer to the guidance in Question 102.10 and 103.02 of the Compliance and Disclosure Interpretations published May 17, 2016.

Note Regarding Use of Non-GAAP Financial Measures, page 5

2.   We note your disclosure here that discusses the calculation of certain non-GAAP measures, specifically:

- Adjusted income (loss) per share is computed using income (loss) from continuing operations before income taxes, excluding amortization of intangible assets and capitalized contract and development costs, stock compensation expense, loss on extinguishment of debt, contract design retrofit costs, acquisition and restructuring related items and other, and impairment of goodwill, which includes but is not limited to unused office space expense, excess capacity, investments in unmanned combat systems initiatives, and foreign transaction gains and losses, less the estimated tax cash payments).
- Adjusted EBITDA excludes, among other things, losses and gains from discontinued operations, restructuring and transaction related items, investments in unmanned combat systems initiatives, stock compensation expense, unused office space expense, impairment of goodwill, loss on extinguishment of debt, foreign transaction gains and losses, and the associated margin rates.

From your descriptions on pages 8 and 9 of the earnings release, it appears some of these adjustments are ongoing cash operating expenses or may change the recognition pattern of a particular expense. Please tell us your basis for excluding contract design retrofit costs, unused office space expense, excess capacity, and investment in unmanned combat systems expense from these non-GAAP measures, in addition to the descriptions included on pages 8 and 9. Refer to the guidance in Questions 100.1 and 100.4 of the Compliance and Disclosure Interpretations issued May 17, 2016.

Form 10-Q for the Quarterly Period Ended April 1, 2018

Note 2. Revenue Recognition, page 9

3.   Please revise to disclose impairment losses recognized on any receivables or contract assets arising from contracts with customers. Refer to ASC 606-10-50-4b.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure